UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:_X_ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile, April 26, 2019 –Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) held its Annual General Shareholders’ Meeting. During the meeting and discussing later that day with the press that covered the meeting, Alberto Salas, the Chairman of the Board, and Ricardo Ramos, CEO of the Company, commented on the Company’s performance.

SQM believes that the lithium market remains strong, and that the market could reach one million MT in 2025, at which time SQM hopes to have a market share of approximately 15-20%, given its ambitious growth plans. It is expanding its lithium carbonate plant from 70,000 MT of capacity today to approximately 180,000 MT in the future. The Company also plans to increase its lithium hydroxide capacity in Chile by approximately 16,000 MT, which will include two plants of 8,000 MT of capacity each. The capex associated with this lithium hydroxide expansion is expected to be around US$100 million. SQM keeps moving forward with its expansion plans in Australia. As the Company has previously disclosed, the Company’s management believes that the lithium market will see increased supply this year, impacting SQM’s ability to maintain price premiums in 2019 compared to its competitors and that lithium sales volumes in 2019 are expected to be less than 50,000 MT. In addition, the Company expects first quarter 2019 lithium results compared to the same period last year to be adversely affected as a result of i) the previously disclosed increases in costs related to the CORFO lease payment rates, which became effective in April 2018, as the costs reported for the first quarter 2018 did not consider the new lease payment structure, and ii) the loss of previous price premiums compared to our competitors, which we expect will result in prices being over 10% lower during the first quarter this year compared to the first quarter 2018. Sales volumes in the first quarter are expected to be similar to those reported during the first quarter last year.

The iodine market looks strong; prices recently surpassed US$25/kg. We recently submitted an application for an environmental permit for the Tente en el Aire project to modify our existing operations in Nueva Victoria, Chile. Our current production capacity of iodine is 14,000 MT/year, and this permit will allow us to increase capacity to support the market growth.

As we have stated in the past, as a result of production limitations as we focus our production efforts in the Salar de Atacama on increasing lithium yields, our sales volumes for 2019 in the potassium chloride business line, will be approximately 500,000 MT. During the first quarter 2019, we expect sales volumes to be significantly lower than sales volumes reported during the first quarter 2018. The lower production of potassium chloride during 2019, should not impact SPN sales volumes during the year. We have seen new supply enter the potassium nitrate market recently, and therefore we expect to see lower prices in 2019 when compared to prices reported in 2018, similar to prices reported in the fourth quarter 2018. During the first quarter 2019, sales volumes are expected to be similar to those reported during the same period last year. The potassium nitrate market is expected to remain strong this year, and we believe it could grow approximately 6%.

About SQM

SQM´s business strategy is to be a global company, with people committed to excellence, dedicated to the extraction of minerals and selectively integrated in the production and sale of products for the industries essential for human development (e.g. food, health, technology). This strategy was built on the following five principles:

•	ensure availability of key resources required to support current goals and medium and long-term growth of the business;
•	consolidate a culture of lean operations (M1 excellence) through the entire organization, including operations, sales and support areas;
•	significantly increase nitrate sales in all its applications and ensure consistency with iodine commercial strategy;
•	maximize the margins of each business line through appropriate pricing strategy;
•	successfully develop and implement all lithium expansion projects of the Company, acquire more lithium and potassium assets to generate a competitive portfolio.

These principles are based on the following key concepts:

•	strengthen the organizational structure to support the development of the Company's strategic plan, focusing on the development of critical capabilities and the application of the corporate values of Excellence, Integrity and Safety;
•	develop a robust risk control and mitigation process to actively manage business risk;
•	improve our stakeholder management to establish links with the community and communicate to Chile and worldwide our contribution to industries essential for human development.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Pablo Pisani / pablo.pisani@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: April 26, 2019	/s/ Gerardo Illanes

By: Gerardo Illanes

CFO

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